SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3
                               RSI HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                              BCM ACQUISITION CORP.
                                 BUCK A. MICKEL
                                CHARLES C. MICKEL
                                  MINOR M. SHAW
              (Name of Filing Persons (Offeror) and Other Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   749723 10 2
                      (CUSIP Number of Class of Securities

                                 BUCK A. MICKEL
                                    PRESIDENT
                              BCM ACQUISITION CORP.
                              28 EAST COURT STREET
                                  P.O. BOX 6847
                        GREENVILLE, SOUTH CAROLINA 29606
                                 (864) 271-7171
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
       Transaction Valuation*                     Amount of Filing Fee**

             $191,160                                    $24.22
---------------------------------------- ---------------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of all outstanding common shares of RSI Holdings, Inc., par value $0.01 (the "Shares") (other than the 5,934,856 Shares owned by the BCM shareholders to be contributed to BCM upon satisfaction or waiver of the conditions to the tender offer) at a purchase price of $0.10 per Share, net to the seller in cash. As of October 12, 2004, there were 1,911,599 such Shares on a fully diluted basis.
**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for Fiscal Year 2005 issued by the Securities and Exchange Commission on September 30, 2004. Such fee equals .01267 percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
Amount Previously Paid:  $24.22              Filing Party: BCM Acquisition Corp.
Form or Registration No.: Schedule TO-T      Date Filed: October 13, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by BCM Acquisition Corp., a South Carolina corporation ("Purchaser"), on October 13, 2004, as amended by Amendment No. 1 filed on November 15, 2004 and Amendment No. 2 filed on December 8, 2004. This Schedule TO relates to the proposed offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of RSI Holdings, Inc., a North Carolina corporation (the "Company"), at a purchase price of $0.10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit
(a)(1)(i) and as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 (the "Offer to Purchase").

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 1: SUMMARY TERM SHEET

See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Questions and Answers about the Tender Offer".

ITEM 2: SUBJECT COMPANY INFORMATION

(a) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning RSI".

(b)      See the section of the Offer to Purchase captioned "Introduction".

(c) See the section of the Offer to Purchase captioned "The Offer - Price Range of Shares; Dividends".

ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON

(a) See the sections of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM" and "Special Factors - Conflicts of Interest" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

(b) See the section of the Offer to Purchase captioned "Certain Information Concerning BCM" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

(c) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM" and Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM").

ITEM 4: TERMS OF THE TRANSACTION

(a) See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Questions and Answers about the Tender Offer", "Introduction", "Special Factors - Background of the Offer", "Special Factors - Certain Effects of the Offer", "The Offer - Terms of the Offer", "The Offer - Acceptance for Payment and Payment for Shares", "The Offer - Contribution of Mickel Shares", "The Offer - Procedure for Tendering Shares", "The Offer - Rights of Withdrawal", "The Offer -Conditions of the Offer" and "The Offer - Certain Information Concerning RSI".

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) See the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Conflicts of Interest", "The Offer - Certain Information Concerning BCM", Schedule A to the Offer to Purchase ("Information Concerning the Shareholders of BCM") and Schedule B to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

(b) See the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Conduct of RSI's Business if the Offer is Not Completed", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Certain Information Concerning BCM" and Schedule C to the Offer to Purchase ("Certain Relationships").

ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(1)-(7)        See the  sections  of the Offer to Purchase  captioned
         "Introduction", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Certain Effects of the Offer" and "Special Factors - Conduct of RSI's Business if the Offer is Not Completed".

ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) See the section of the Offer to Purchase captioned "The Offer - Source and Amount of Funds".

(b)      None.

(d):     Not applicable.

ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) See the sections of the Offer to Purchase captioned "Introduction" and Schedule B to the Offer to Purchase ("Security Ownership of Certain Beneficial Owners and Management").

(b) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM".

ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) See the sections of the Offer to Purchase captioned "Introduction" and "The Offer - Fees and Expenses".

ITEM 10: FINANCIAL STATEMENTS

(a) The financial statements of the Purchaser are not material to the Offer.

(b) Pro forma financial statements of the Purchaser are not material to the Offer.

ITEM 11: ADDITIONAL INFORMATION

(a)(1) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning BCM".

(a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Offer - Acceptance for Payment and Payment for Shares",, "The Offer - Procedure for Tendering Shares", "The Offer - Merger; Dissenters' Rights; `Going Private' Rules" and "The Offer - Certain Legal Matters".

(a)(3) See the section of the Offer to Purchase captioned "The Offer - Certain Legal Matters".

(a)(4) See the sections of the Offer to Purchase captioned "The Offer - Certain Legal Matters".

(a)(5)   None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12: EXHIBITS

Exhibit Number             Title
--------------             -----

(a)(1)(i)                  Offer to Purchase dated January 27, 2005

(a)(1)(ii)                 Letter of Transmittal

(a)(1)(iii)                Notice of Guaranteed Delivery

(a)(1)(iv)                 Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                           Nominees

(a)(1)(v)                  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)                 Letter to Record Holders

(a)(1)(vii)                Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(viii)               Press release

(b)                        None.

(c)                        None.

(d)                        None.

(f)                        Article 13 of the North Carolina Business Corporation Act (included as Schedule D ("Appraisal Rights
                           Procedures of Article 13 of the North Carolina Business Corporation Act") of the Offer to Purchase
                           filed herewith as Exhibit (a)(1)(i)

(g)                        None.

(h)                        None.

ITEM 13: ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

         ITEM 2: SUBJECT COMPANY INFORMATION

         (d)     See the section of the Offer to Purchase  captioned  "The Offer
                 - Price Range of Shares; Dividends".

         (e)     Not applicable.

         (f)     See the section of the Offer to Purchase  captioned  "The Offer
                 - Certain Information about BCM".

         ITEM 4: TERMS OF THE TRANSACTION

         (c)     None.

         (d)     See the section of the Offer to Purchase captioned  "The  Offer
                 - Merger; Dissenters' Rights; `Going Private' Rules".

         (e)      See the section of the Offer to Purchase captioned "The  Offer
                  - Certain Information Concerning BCM".

         (f)      Not applicable.

         ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (c)      See  the   sections  of  the  Offer  to   Purchase   captioned
                  "Introduction"  and  "Special  Factors  -  Background  of  the
                  Offer".

         (e) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background of the Offer", "The Offer - Contribution of Mickel Shares" and "The Offer - Certain Information Concerning BCM".

         ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (b) See the sections of the Offer to Purchase captioned "Introduction", "Questions and Answers about the Tender Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", "The Offer - Merger; Dissenters' Rights; `Going Private' Rules" and "The Offer - Certain Effects of the Offer".

         (c)(8)   See the section of the Offer to Purchase  captioned "The Offer
                  - Merger; Dissenters' Rights; `Going Private' Rules".

         ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

         (a), (b) and (c)
                  See the sections of the Offer to Purchase captioned "Introduction", "Questions and Answers about the Tender Offer", "Special Factors - Background of the Offer", "The Offer - Federal Income Tax Consequences of the Offer",
                  "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives", and "Special Factors - Purchaser's Position Regarding the Fairness of the Offer".

         (d)      See the sections of the Offer to Purchase captioned "The Offer
                  - Certain Effects of the Offer", "Special Factors - Conduct of RSI's Business if the Offer is Not Completed" and "The Offer - Merger; Dissenters' Rights; `Going Private' Rules".

         ITEM 8: FAIRNESS OF THE TRANSACTION

         (a), (b), (c), (d), (e) and (f)
                  See the sections of the Offer to Purchase captioned "Questions and Answers about the Tender Offer", "Special Factors - Background of the Offer", "Special Factors - Purpose of the Tender Offer; the Plans of BCM; Consideration of Alternatives" and "Special Factors - Purchaser's Position Regarding the Fairness of the Offer".

         ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         (a) See the section of the Offer to Purchase captioned "Special Factors - Purchaser's Position Regarding the Fairness of the Offer"

         (b) and (c) Not applicable.

         ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (c)      See the  section of the Offer to Purchase captioned "The Offer
                  - Fees and Expenses".

         ITEM 12: THE SOLICITATION OR RECOMMENDATION

         (d) See the section of the Offer to Purchase captioned "Special Factors - Conflicts of Interest" and "The Offer - Certain Information Concerning BCM".

         (e) Except as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background of the Offer", "Special Factors - Purchaser's Position Regarding the Fairness of the Offer" and "The Offer - Certain Information Concerning RSI", the filing person is not aware of any officer, director or affiliate of the Company or any person listed on Schedule A to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

         ITEM 13: FINANCIAL STATEMENTS

         (a) and (c) See the section of the Offer to Purchase captioned "The Offer - Certain Information Concerning RSI". The financial statements included in RSI's Annual Report on Form 10-KSB for the year ended August 31, 2004 are incorporated herein by this reference.

          (b) Pro forma financial statements of the Company are not material to the Offer.

         ITEM 14: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         (b)      None.

         ITEM 16: EXHIBITS

         (c)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BCM ACQUISITION CORP.



                                        By:  /s/ Buck A. Mickel
                                             --------------------------------
                                             Name: Buck A. Mickel
                                             Title: President
Dated: January 28, 2005

                                  EXHIBIT INDEX

EXHIBIT NUMBER             TITLE
(a)(1)(i)                  Offer to Purchase
(a)(1)(ii)                 Letter of  Transmittal
(a)(1)(iii)                Notice of Guaranteed Delivery
(a)(1)(iv)                 Letter  from  the   Information   Agent  to  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees
(a)(1)(v)                  Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)                 Letter to Record Holders
(a)(1)(vii)                Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9
(a)(1)(viii)               Press release
(b)                        None.
(c)                        None.
(d)                        None.
(f)                        Article 13 of the North Carolina Business Corporation
                           Act  (included  as  Schedule  D  ("Appraisal   Rights
                           Procedures  of  Article  13  of  the  North  Carolina
                           Business Corporation Act") of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)
(g)                        None.
(h)                        None.













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